--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                           ________________________

                                SCHEDULE 14f-1

       PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER
                           ________________________

                            PATCO INDUSTRIES, LTD.
       (Exact name of Registrant as specified in its corporate charter)

                                  33-17264-NY
                             (Commission file no.)

        Delaware                                          11-2856146
(State of incorporation)                       (IRS employer identification no.)
                           ________________________

                            Patco Industries, Ltd.
                              333 Granite Street
                            Ashland, Oregon  97520
                   (Address of principal executive offices)

                                (541) 482-5757
             (Registrant's telephone number, including area code)

                             PATCO INDUSTRIES LTD.
                              333 Granite Street
                            Ashland, Oregon  97520

                             INFORMATION STATEMENT
                                   PROVIDING
                       NOTICE OF CHANGE IN THE MAJORITY
                           OF THE BOARD OF DIRECTORS

                                 June 19, 2000


     This Information Statement is being furnished to all stockholders of record at the close of business on June 7, 2000 of the common stock, par value $0.000001 per share ("Common Stock"), of Patco Industries Ltd., a Delaware corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder in order to effect a change in a majority of the Company's Board of Directors other than by a meeting of stockholders.

                        -------------------------------

                     WE ARE NOT ASKING YOU FOR A PROXY AND
                   YOU ARE REQUESTED NOT TO SEND US A PROXY.

                        -------------------------------

     On June 7, 2000, the Company had outstanding and entitled to vote 178,562,500 shares of Common Stock. Each share of Common Stock is entitled to one vote. Under applicable federal securities laws, a change in a majority of the Company's Board of Directors other than by a meeting of stockholders may not be effected unless certain information is sent to the Company's stockholders not less than 10 calendar days prior to the date any such change is effected. The date on which this Information Statement is being mailed to stockholders is approximately June 19, 2000.

                                 INTRODUCTION

     The Company anticipates that, effective upon the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission ("SEC") pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders, John H. W. Hui, Alfred H. B. Or, James H. C. Mak, David Jones, Roy
C. W. Wu and Hui Wang will be appointed directors of the Company and William C. Patridge, who is currently the sole director and executive officer of the Company, will resign as a director and executive officer. The appointment of Messrs. Hui, Or, Mak, Jones, Wu and Wang and the resignation of Mr. Patridge are occurring pursuant to the terms of the Share Exchange Agreement dated as of June 7, 2000 (the "Share Exchange Agreement") by and among the Company, William C. Patridge, Virtual Edge Limited ("Virtual Edge") and the shareholders of Virtual Edge listed on the signature pages thereto (the "Virtual Edge Shareholders"). The form of the Share Exchange Agreement is attached hereto as Appendix A. If the transactions contemplated by the Share Exchange Agreement are consummated, the Virtual Edge Shareholders will own approximately 75% of the Common Stock outstanding immediately following such consummation and Virtual Edge will become a wholly-owned subsidiary of the Company. The Share Exchange Agreement provides that Virtual Edge's designees (Messrs. Hui, Or, Mak, Jones, Wu and Wang) (the "New Directors") shall be appointed to the Company's Board of Directors prior to the closing of the transactions contemplated by the Share Exchange Agreement (the "Closing") and that Mr. Patridge shall submit his resignation as a director and officer of the Company, such resignation to be effective upon the Closing and after the appointment of the New Directors.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 31, 2000, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock; (ii) the chief executive officer; (iii) the Company's current director and each of the New Directors; (iv) all current directors and executive officers of the Company as a group; and (v) all New Directors and other persons who are expected to serve as executive officers of the Company after the New Directors take office (the "New Officers") as a group. The table also sets forth the expected beneficial ownership of Common Stock immediately following (and assuming) the Closing, as adjusted to reflect the 22.856 to 1 reverse stock split expected to occur shortly following the Closing.

                                                                             Expected
                                       Beneficial          Approximate      Beneficial         Approximate
                                        Ownership         Percentage of      Ownership        Percentage of
                                      as of May 31,       Ownership and      Following        Ownership and
Name and Address                          2000             Voting Power       Closing          Voting Power
-----------------------------------   -------------       -------------     -----------       -------------
William C. Patridge
  333 Granite Street
  Ashland, Oregon  95720               115,194,413             64.5%          5,040,008             16.1%
John H. W. Hui (a)                               0                0                   0                0
Alfred H. B. Or (a)                              0                0                   0                0
James H. C. Mak (a)                              0                0                   0                0
David Jones (a)                                  0                0                   0                0
Roy C. W. Wu (a)                                 0                0                   0                0
Hui Wang (a)                                     0                0                   0                0

All current directors and
 executive officers as a group
 (1 person)                            115,194,413             64.5%          5,040,008             16.1%
All New Directors and New Officers
 as a group (5 persons)                          0                0                   0                0

______________________________
* Less than 1%.
(a) Address is c/o Rm. 2604, World Trade Center, 280 Gloucester Road, Causeway Bay, Hong Kong.

        Other than the transactions contemplated by the Share Exchange Agreement referred to above, the Company is not aware of any arrangements which may result in a change in control of the Company.

                        DIRECTORS AND EXECUTIVE OFFICERS

        The Company anticipates that, effective upon the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders (such later date, the "Effective Date"), John H. W. Hui, Alfred H. B. Or, James H. C. Mak, David Jones, Roy C. W. Wu and Hui Wang will be appointed directors of the Company and William C. Patridge, who is currently the sole director and executive officer of the Company, will resign as a director and executive officer. Set forth below is information regarding the Company's current director and executive officer and the New Directors and New Officers.

Current Director and Executive Officer

        William C. Patridge, age 61, is the sole director and executive officer of the Company. He has served as Chief Executive Officer and Chairman of the Board since October 1999. Over the past five years, Mr. Patridge has worked as a business consultant through Patridge & Company Incorporated, for which he serves as President and Chairman. Prior to that, Mr. Patridge served as President and Chief Executive Officer of Advanced Machine Visions Corporation (formerly known as "ARC Capital") until 1994.

New Directors and Executive Officers

        Mr. John Hui, age 41, is expected to be appointed President, Chairman of the Board and Secretary upon the Effective Date. Mr. Hui is the founder of Virtual Edge Limited and has more than 10 years experience in Chinese trade and investment. Mr. Hui has been a private investor and an entrepreneur for the past five years.

        Mr. Alfred H. B. Or, age 38, is expected to be appointed Chief Operating Officer and Director upon the Effective Date. Mr. Or has 15 years of marketing and sales experience with multinational companies. In 1998, Mr. Or founded Shanghai Cofmos Gift Co. Ltd., a marketing and sales company in Beijing. From March 1994 until May 1998 he was the Director of Marketing External Affairs for Amway (China) Co. Ltd. Mr. Or has established strong government and media relationship in China over the past 10 years. He specializes in one-to-one direct marketing. Mr. Or was born in Hong Kong and graduated in 1985 from the McMaster University in Ontaria, Canada with a Bachelor of Science degree in Mechanical Engineering.

        James H. C. Mak, age 52, is expected to be appointed Director upon the Effective Date. Mr. Mak has over 20 years of senior management experience in the food and beverage industry. Mr. Mak has been the General Manager of World Trade Center Club in Hong Kong since August 1994. In addition, as Deputy General Manager of Kai Shing Management Co. Ltd., a subsidiary of Sung Hung Kai Property Ltd., Mr. Mak serves as a General Manager of the Grand Royal Club and the Hong Lok Yuen Country Club in Hong Kong.

        David Jones, age 56, is expected to be appointed Vice President - Information Technology and Director upon the Effective Date. Mr. Jones has more than 24 years experience in the information technology field, including 18 years as a senior design engineer for Unisys Corporation. Mr. Jones has formed two companies which are still operating. One of the companies provides software for travel agents enabling them to communicate with large computerized reservation systems (e.g., SABRE, GALIEO and AMADEUS). The other company provides Electronic Document Interchange to freight forwarders and other cargo transportation suppliers. Mr. Jones designed and developed a comprehensive electronic mail connectivity hub for Hong Kong Telecom and was responsible for the design and implementation of a weight and balance application for Cathay Pacific's worldwide network, including an Automatic Load Distribution System for containerized aircraft. Mr. Jones is an experienced with Data Communications and Command and Control software and has designed and implemented such systems for state and metropolitan police forces in the United States, Canada and the U.K. Mr. Jones has worked with banking systems and inventory control systems and is experienced in data management. Mr. Jones has also designed databases to handle the processing of NASA LANDSAT Earth Resources Satellite data for many Middle Easter countries. Mr. Jones holds an honor degree from the School of Physics in the University of Wales, Swansea.

        Roy C. W. Wu, age 56, is expected to be appointed as Vice President - Club Management and Director upon the Effective Date. Mr. Wu has more than 30 years of hotel and restaurant management experience. Since August 1994 Mr. Wu has served as the Senior Club Manager of the World Trade Center Club in Hong Kong. Mr. Wu is also the Senior Club Manager of the Grant Royal Club and Hong Lok Yuen Country Club in Hong Kong.

        Hui Wang, age 37, is expected to be appointed as Vice President - Business Development and Director upon the Effective Date. Mr. Wang has been the Vice President of Asia Simulation and Control System Engineering Limited in China since 1990.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC. Directors, executive officers and greater than 10% stockholders are required by the SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of the forms furnished to the Company and the representations made by the reporting persons to the Company with respect to any required Form 5 filings, the Company believes that during the year ended December 31, 1999, its directors, officers and 10% stockholders complied with all filing requirements under Section 16(a) of the Exchange Act.

Committees; Meetings

        The Board of Directors is currently composed of only one individual, and, thus, there are currently no standing audit, nominating or compensation committees of the Board. During 1999, the Board did not hold any meetings and acted only by written consent.

                            EXECUTIVE COMPENSATION

        No compensation was paid to any of the Company's directors or executive officers during the past three fiscal years. There were no stock options issued to or held by directors or executive officers during 1999.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        No relationships or transactions are required to be reported under this item.


                                          By Order of the Board of Directors


                                          William C. Patridge,
                                          Chief Executive Officer

June 19, 2000

                                  APPENDIX A

                                    FORM OF
                           SHARE EXCHANGE AGREEMENT

     THIS SHARE EXCHANGE AGREEMENT, dated as of June 7, 2000, is by and among Patco Industries Ltd., a Delaware corporation (the "Company"), William Patridge (the "Shareholder"), Virtual Edge Limited, a British Virgin Islands corporation ("Virtual Edge"), and the shareholders of Virtual Edge listed on the signature pages hereto (the "Sellers") with reference to the following:

                             W I T N E S S E T H:

     A. The Sellers own 100% of the shares of common stock of Virtual Edge, in the denominations as set forth opposite their respective names on Schedule I to
                                                                  ----------
this Agreement which shares constitute all of the issued and outstanding shares of capital stock of Virtual Edge (the "Virtual Edge Shares").

     B. The Company desires to acquire from the Sellers, and the Sellers desire to sell to the Company, all of the Virtual Edge Shares in exchange for the issuance by the Company of an aggregate of 23,437,500 post forward-split shares (the "Company Shares") of the Company's common stock, par value $.001 per share (the "Company Common Stock"), on the terms and conditions set forth below.

     C. The Company currently has 178,562,500 shares of Company Common Stock issued and outstanding. The parties hereto further anticipate a 22.856:1 reverse split of the Company Common Stock thereby resulting in 7,812,500 shares issued and outstanding (the "Stock Split"). After giving effect to the exchange of shares herein, the Company shall have 31,250,000 shares of post forward-split Company Common Stock issued and outstanding.

     NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE I

                              EXCHANGE OF SHARES

     1.1  Exchange of Shares.  Subject to the terms and conditions of this
          ------------------
Agreement, on the Closing Date (as hereinafter defined):

          (a) the Company shall issue and deliver to each of the Sellers the number of authorized but unissued shares of Company Common Stock set forth opposite such Seller's name set forth on Schedule I hereto, the aggregate of
                                         ----------
which shall equal 75% of the issued and outstanding shares of Company Common Stock on a fully diluted basis after taking into account such issuance, and

          (b) each Seller agrees to deliver to the Company, the number of shares of Common Stock, par value $1.00 per share, of Virtual Edge (the "Virtual Edge Common Stock")
set forth opposite such Seller's name on Schedule I hereto along with an
                                         ----------
appropriately executed stock power endorsed in favor of the Company.

     1.2  Time and Place of Closing.  The closing of the transactions
          -------------------------
contemplated hereby (the "Closing") shall take place at the offices of Loeb & Loeb LLP at 1000 Wilshire Boulevard, Suite 1800, Los Angeles, California on June __, 2000 (the "Closing Date") at 10:00 A.M., Los Angeles time, or at such other place as the Company, Virtual Edge and the Sellers may agree.

                                  ARTICLE II

            REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE
                                  SHAREHOLDER

     The Company and the Shareholder represent and warrant to each of the Sellers, subject to the exceptions specifically disclosed in the schedules supplied by the Company to Virtual Edge and the Sellers, as follows:

     2.1  Due Organization and Qualification; Subsidiaries; Due Authorization.
          -------------------------------------------------------------------

          (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation, with full corporate power and authority to own, lease and operate its respective business and properties and to carry on its respective business in the places and in the manner as presently conducted or proposed to be conducted. The Company is in good standing as a foreign corporation in each jurisdiction in which the properties owned, leased or operated, or the business conducted, by it requires such qualification except for any such failure, which when taken together with all other failures, is not likely to have a Material Adverse Effect on the business of the Company taken as a whole. ("Material Adverse Effect" shall mean, with respect to the Company on the one hand and Virtual Edge on the other hand, the result of one or more events, changes or effects which, individually or in the aggregate, would have a material adverse effect or impact on the business, assets, results of operations, intellectual property rights, prospects or financial condition of such party, taken as a whole, or is reasonably likely to delay or prevent the consummation of the transactions contemplated hereby).

          (b) The Company does not own, directly or indirectly, any capital stock, equity or interest in any corporation, firm, partnership, joint venture or other entity.

          (c) The Company has all requisite corporate power and authority to execute and deliver this Agreement, and to consummate the transactions contemplated hereby and thereby. The Company has taken all corporate action necessary for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and this Agreement constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its respective terms, except as may be affected by bankruptcy, insolvency, moratoria or other similar laws affecting the enforcement of creditors' rights generally and subject to the qualification that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought.

     2.2  No Conflicts or Defaults. The execution and delivery of this Agreement
          ------------------------
by the Company and the consummation of the transactions contemplated hereby do not and shall not (a) contravene the Certificate of Incorporation or Bylaws of the Company or (b) with or without the giving of notice or the passage of time
(i) violate, conflict with, or result in a breach of, or a default or loss of rights under, any material covenant, agreement, mortgage, indenture, lease, instrument, permit or license to which the Company is a party or by which the Company is bound, or any judgment, order or decree, or any law, rule or regulation to which the Company is subject, (ii) result in the creation of, or give any party the right to create, any lien, charge, encumbrance or any other right or adverse interest ("Liens") upon any of the assets of the Company, (iii) terminate or give any party the right to terminate, amend, abandon or refuse to perform, any material agreement, arrangement or commitment to which the Company is a party or by which the Company's assets are bound, or (iv) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, the Company is to perform any duties or obligations or receive any rights or benefits under any material agreement, arrangement or commitment to which it is a party.

     2.3  Capitalization.  The authorized capital stock of the Company
          --------------
immediately prior to giving effect to the transactions contemplated hereby consists of 300,000,000 shares of Company Common Stock of which 178,562,500 shares of $.001 par value Common Stock are issued and outstanding as of the date hereof. All of the outstanding shares of Common Stock are, and the Company Shares when issued in accordance with the terms hereof, will be, duly authorized, validly issued, fully paid and nonassessable, and have not been or, with respect to the Company Shares, will not be issued in violation of any preemptive right of stockholders. The Company Shares are not subject to any preemptive or subscription right, any voting trust agreement or other contract, agreement, arrangement, option, warrant, call, commitment or other right of any character obligating or entitling the Company to issue, sell, redeem or repurchase any of its securities, and there is no outstanding security of any kind convertible into or exchangeable for Common Stock. The Company has not granted registration rights to any person.

     2.4  Financial Statements.  Schedule 2.4 contains copies of the
          --------------------   ------------
consolidated balance sheets of the Company at December 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the fiscal years then ended, including the notes thereto, as audited by Eugene V. Lounder, certified public accountant (all such statements being the "Company Financial Statements"). The Financial Statements, together with the notes thereto, have been prepared in accordance with U.S. generally accepted accounting principles applied on a basis consistent throughout all periods presented, subject to audit adjustments, which are not expected to be material. Such statements present fairly the financial position of the Company as of the dates and for the periods indicated. The books of account and other financial records of the Company have been maintained in accordance with good business practices.

     2.5  Further Financial Matters.  The Company does not have any liabilities
          -------------------------
or obligations, whether secured or unsecured, accrued, determined, absolute or contingent, asserted or unasserted or otherwise, which are required to be reflected or reserved in a balance sheet or the notes thereto under generally accepted accounting principles, but which are not reflected in the Company Financial Statements.

     2.6  Taxes.  The Company has filed all United States federal, state,
          -----
county, local and foreign national, provincial and local returns and reports which were required to be filed on or prior to the date hereof in respect of all income, withholding, franchise, payroll, excise, property, sales, use, value-added or other taxes or levies, imposts, duties, license and registration fees, charges, assessments or withholdings of any nature whatsoever (together, "Taxes"), and has paid all Taxes (and any related penalties, fines and interest) which have become due pursuant to such returns or reports or pursuant to any assessment which has become payable, or, to the extent its liability for any Taxes (and any related penalties, fines and interest) has not been fully discharged, the same have been properly reflected as a liability on the books and records of the Company and adequate reserves therefore have been established. All such returns and reports filed on or prior to the date hereof have been properly prepared and are true, correct (and to the extent such returns reflect judgments made by the Company, as the case may be, such judgments were reasonable under the circumstances) and complete in all material respects. No tax return or tax return liability of the Company has been audited or, presently under audit. The Company has not given or been requested to give waivers of any statute of limitations relating to the payment of any Taxes (or any related penalties, fines and interest). There are no claims pending or, to the knowledge of the Company, threatened, against the Company for past due Taxes. All payments for withholding taxes, unemployment insurance and other amounts required to be paid for periods prior to the date hereof to any governmental authority in respect of employment obligations of the Company, including, without limitation, amounts payable pursuant to the Federal Insurance Contributions Act, have been paid or shall be paid prior to the Closing and have been duly provided for on the books and records of the Company and in the Company Financial Statements.

     2.7  Indebtedness; Contracts; No Defaults.
          ------------------------------------

          (a) Schedule 2.7 sets forth a true, complete and correct list of all
              ------------
material instruments, agreements, indentures, mortgages, guarantees, notes, commitments, accommodations, letters of credit or other arrangements or understandings, whether written or oral, to which the Company is a party (collectively, the "Company Agreements").

          (b) Except as disclosed in Schedule 2.7, neither the Company, nor, to
                                     ------------
the Company's knowledge, any other person or entity is in breach in any material respect of, or in default in any material respect under, any contract, agreement, arrangement, commitment or plan to which the Company is a party, and no event or action has occurred, is pending or is threatened, which, after the giving of notice, passage of time or otherwise, would constitute or result in such a material breach or material default by the Company or any other person or entity. The Company has not received any notice of default under any contract, agreement, arrangement, commitment or plan to which it is a party, which default has not been cured to the satisfaction of, or duly waived by, the party claiming such default on or before the date hereof.

     2.8  Personal Property.  The Company has good and marketable title to all
          -----------------
of its tangible personal property and assets, including, without limitation, all of the assets reflected in the Company Financial Statements that have not been disposed of in the ordinary course of business since December 31, 1999, free and clear of all Liens or mortgages, except for any Lien for current taxes not yet due and payable and such restrictions, if any, on the disposition of securities as may be imposed by federal or applicable state securities laws. Schedule 2.8
                                                                   ------------
sets
forth a true and complete list of all personal property owned by, or lease or subleased by or to, the Company.

     2.9  Real Property.  Schedule 2.9 sets forth a true and complete list of
          -------------   ------------
all real property owned by, or leased or subleased by or to, the Company.

     2.10  Compliance with Law.  The Company is not conducting its business or
           -------------------
affairs in violation of any applicable federal, state or local law, ordinance, rule, regulation, court or administrative order, decree or process, or any requirement of insurance carriers. The Company has not received any notice of violation or claimed violation of any such law, ordinance, rule, regulation, order, decree, process or requirement.

     2.11  No Material Assets or Operations.  The Company has no material assets
           --------------------------------
or liabilities and is not conducting any business operations.

     2.12  No Adverse Changes.  There have not been (a) any material adverse
           ------------------
change in the business, prospects, the financial or other condition, or the respective assets or liabilities of the Company as reflected in the Company Financial Statements, (b) any material loss sustained by the Company, including, but not limited to any loss on account of theft, fire, flood, explosion, accident or other calamity, whether or not insured, which has materially and adversely interfered, or may have a Material Adverse Effect on the Company's business, taken as a whole, or (c) any event, condition or state of facts, including, without limitation, the enactment, adoption or promulgation of any law, rule or regulation, the occurrence of which materially and adversely does or would affect the results of operations or the business or financial condition of the Company.

     2.13  Litigation.  There is no claim, dispute, action, suit, proceeding or
           ----------
investigation pending or threatened, against or affecting the business of the Company, or challenging the validity or propriety of the transactions contemplated by this Agreement, at law or in equity or admiralty or before any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, nor has any such claim, dispute, action, suit, proceeding or investigation been pending or threatened, during the 12-month period preceding the date hereof; (b) there is no outstanding judgment, order, writ, ruling, injunction, stipulation or decree of any court, arbitrator or federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, against or materially affecting the business of the Company; and (c) the Company has not received any written or verbal inquiry from any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality concerning the possible violation of any law, rule or regulation or any matter disclosed in respect of its business.

     2.14  Insurance. The Company does not currently maintain any form of
           ---------
insurance.

     2.15  Certificate of Incorporation and Bylaws; Minute Books.  The copies of
           -----------------------------------------------------
the Certificate of Incorporation and Bylaws (or similar governing documents) of the Company, and all amendments to each are true, correct and complete. The minute books of the Company contains true and complete records of all meetings and consents in lieu of meetings of their respective Board of Directors (and any committees thereof), or similar governing bodies, since the time of their respective organization. The stock books of the Company are true, correct and complete.

     2.16  Employee Benefit Plans.  The Company does not maintain, nor has the
           ----------------------
Company maintained in the past, any employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), or any plans, programs, policies, practices, arrangements or contracts (whether group or individual) providing for payments, benefits or reimbursements to employees of the Company, former employees, their beneficiaries and dependents under which such employees, former employees, their beneficiaries and dependents are covered through an employment relationship with the Company, any entity required to be aggregated in a controlled group or affiliated service group with the Company for purposes of ERISA or the Internal Revenue Code of 1986 (the "Code") (including, without limitation, under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA, at any relevant time.

     2.17  Patents; Trademarks and Intellectual Property Rights.  The Company
           ----------------------------------------------------
does not own or possesses any patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, Internet web site(s) or proprietary rights of any nature.

     2.18  Brokers.  All negotiations relative to this Agreement and the
           -------
transactions contemplated hereby have been carried out by the Company directly with the Sellers without the intervention of any individual, corporation, partnership, joint venture, trust, association, organization, or other entity (collectively, a "Person") on behalf of the Company in such a manner as to give rise to any valid claim by any Person against any Seller for a finder's fee, brokerage commission or similar payment.

     2.19  Affiliate Transactions.  Except as disclosed in Schedule 2.19 neither
           ----------------------                          -------------
the Company nor any officer, director or employee of the Company (or any of the relatives or affiliates of any of the aforementioned Persons) is a party to any agreement, contract, commitment or transaction with the Company or affecting the business of the Company, or has any interest in any property, whether real, personal or mixed, or tangible or intangible, used in or necessary to the Company which will subject the Sellers to any liability or obligation from and after the Closing Date.

     2.20  Trading.  The Company Common Stock is currently listed for trading on
           -------
the OTC Bulletin Board, and the Company has received no notice that the Company Common Stock is subject to being delisted there from.

     2.21  Compliance.  The Company and the Shareholder have complied with all
           -----------
applicable foreign, federal and state laws, rules and regulations, including, without limitation, the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Securities Act of 1933, as amended (the "Securities Act") and is current in its filings.

     2.22  Filings.  None of the filings made by the Company under the Exchange
           --------
Act or the Securities Act make any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE SELLERS

     Each of the Sellers represent and warrant jointly and severally to the Company, subject to the exceptions specifically disclosed in the schedules supplied by the Sellers to the Company, as follows:

     3.1  Due Organization and Qualification; Subsidiaries; Due Authorization.
          -------------------------------------------------------------------

          (a) Virtual Edge is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation, with full corporate power and authority to own, lease and operate its respective business and properties and to carry on its respective business in the places and in the manner as presently conducted or proposed to be conducted. Virtual Edge is in good standing as a foreign corporation in each jurisdiction in which the properties owned, leased or operated, or the business conducted, by it requires such qualification except for any such failure, which when taken together with all other failures, is not likely to have a Material Adverse Effect on the business of Virtual Edge taken as a whole.

          (b) Except as disclosed in Schedule 3.1(b), Virtual Edge does not own,
                                     ---------------
directly or indirectly, any capital stock, equity or interest in any corporation, firm, partnership, joint venture or other entity.

          (c) Each of Virtual Edge and the Sellers has all requisite power and authority to execute and deliver this Agreement, and to consummate the transactions contemplated hereby and thereby. Each of Virtual Edge and the Sellers has taken all corporate action necessary for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and this Agreement constitutes the valid and binding obligation of each of Virtual Edge and the Sellers, enforceable against each of Virtual Edge and the Sellers in accordance with its respective terms, except as may be affected by bankruptcy, insolvency, moratoria or other similar laws affecting the enforcement of creditors' rights generally and subject to the qualification that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought.

     3.2  No Conflicts or Defaults.  The execution and delivery of this
          ------------------------
Agreement by each of Virtual Edge and the Sellers and the consummation of the transactions contemplated hereby do not and shall not (a) contravene the Certificate of Incorporation or Bylaws of Virtual Edge or the governing documents of any Seller, if applicable, or (b) with or without the giving of notice or the passage of time, (i) violate, conflict with, or result in a breach of, or a default or loss of rights under, any material covenant, agreement, mortgage, indenture, lease, instrument, permit or license to which Virtual Edge or any Seller is a party or by which Virtual Edge or any Seller or any of their respective assets are bound, or any judgment, order or decree, or any law, rule or regulation to which Virtual Edge, or any Seller or any of their respective assets are subject, (ii) result in the creation of, or give any party the right to create, any Lien upon any of the assets of Virtual Edge, (iii) terminate or give any party the right to terminate, amend, abandon or refuse to perform, any material agreement, arrangement or commitment to which Virtual Edge is a party or by which Virtual Edge or any of its assets are bound, or (iv) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, Virtual Edge is to perform any duties or obligations or receive any rights or benefits under any material agreement, arrangement or commitment to which it is a party.

     3.3  Capitalization.  The authorized capital stock of Virtual Edge
          --------------
immediately prior to giving effect to the transactions contemplated hereby consists of 50,000 shares of Virtual Edge Common Stock, par value $1.00 per share of which as of the date hereof one share of Virtual Edge Common Stock are issued and outstanding. Set forth in Schedule 3.3 is a list of all stockholders
                                      ------------
of Virtual Edge, setting forth their names, addresses and number of shares owned. All of the outstanding shares of Virtual Edge Common Stock are, and Virtual Edge Shares when transferred in accordance with the terms hereof, will be, duly authorized, validly issued, fully paid and nonassessable, and have not been or, with respect to Virtual Edge Shares, will not be transferred in violation of any rights of third parties. The Virtual Edge Shares are not subject to any preemptive or subscription right, any voting trust agreement or other contract, agreement, arrangement, option, warrant, call, commitment or other right of any character obligating or entitling Virtual Edge to issue, sell, redeem or repurchase any of its securities, and there is no outstanding security of any kind convertible into or exchangeable for Virtual Edge Common Stock.

     3.4  Financial Statements.  Schedule 3.4 contains copies of the
          --------------------   ------------
consolidated balance sheets of Virtual Edge at March 31, 2000, and the related statements of operations, stockholders' equity and cash flows for the period then ended, including the notes thereto, as audited by Moores Rowland, certified public accountants (all such statements being the "Virtual Edge Financial Statements"). The Virtual Edge Financial Statements, together with the notes thereto, have been prepared in accordance with U.S. generally accepted accounting principles applied on a basis consistent throughout all periods presented, subject to audit adjustments, which are not expected to be material. Such statements present fairly the financial position of Virtual Edge as of the dates and for the periods indicated. The books of account and other financial records of Virtual Edge have been maintained in accordance with good business practices.

     3.5  Further Financial Matters.  Except as set forth in Schedule 3.5,
          -------------------------                          ------------
Virtual Edge does not have any material liabilities or obligations, whether secured or unsecured, accrued, determined, absolute or contingent, asserted or unasserted or otherwise, which are required to be reflected or reserved in a balance sheet or the notes thereto under generally accepted accounting principles, but which are not reflected in the Virtual Edge Financial Statements.

     3.6  Taxes.  Except as indicated in Schedule 3.6, Virtual Edge has filed
          -----                          ------------
all United States federal, state, county, local and foreign national, provincial and local tax returns and reports which were required to be filed on or prior to the date hereof, and has paid all Taxes (and any related penalties, fines and interest) which have become due pursuant to such returns or reports or pursuant to any assessment which has become payable, or, to the extent its liability for any Taxes (and any related penalties, fines and interest) has not been fully discharged, the same have been properly reflected as a liability on the books and records of Virtual Edge and adequate reserves therefore have been established. All such returns and reports filed on or prior to the date hereof have been properly prepared and are true, correct (and to the extent such returns reflect judgments made by Virtual Edge, such judgments were reasonable under the circumstances) and complete in all material respects. Except as indicated in Schedule 3.6, no extension for the filing
             ------------
of any such return or report is currently in effect. Except as indicated in
Schedule 3.6, no tax return or tax return liability of Virtual Edge has been
------------
audited or, presently under audit. All taxes and any penalties, fines and interest which have been asserted to be payable as a result of any audits have been paid. Except as indicated in Schedule 3.6, Virtual Edge has never given or
                                  ------------
been requested to give waivers of any statute of limitations relating to the payment of any Taxes (or any related penalties, fines and interest). There are no claims pending or threatened against Virtual Reality for past due Taxes. Except as indicated in Schedule 3.6, all payments for withholding taxes,
                       ------------
unemployment insurance and other amounts required to be paid for periods prior to the date hereof to any governmental authority in respect of employment obligations of Virtual Edge including, without limitation, amounts payable pursuant to the Federal Insurance Contributions Act, have been paid or shall be paid prior to the Closing and have been duly provided for on the books and records of Virtual Edge and in the Virtual Edge Financial Statements.

     3.7  Indebtedness; Contracts; No Defaults.
          ------------------------------------

          (a) Schedule 3.7 sets forth a true, complete and correct list of all
              ------------
material instruments, agreements, indentures, mortgages, guarantees, notes, commitments, accommodations, letters of credit or other arrangements or understandings, whether written or oral, to which Virtual Edge is a party (collectively, the "Virtual Edge Agreements"). An agreement shall not be considered material for the purposes of this Section 3.7(a) if it provides for expenditures or receipts of less than $100,000 and has been entered into by Virtual Edge in the ordinary course of business. The Virtual Edge Operating Agreements constitute all of the contracts, agreements, understandings and arrangements required for the operation of the business of Virtual Edge or which have a material effect thereon. Copies of all such material written Virtual Edge Operating Agreements have previously been delivered or otherwise made available to the Company and such copies are true, complete and correct as of the date hereof.

          (b) Except as disclosed in Schedule 3.7, neither Virtual Edge nor, to
                                     ------------
Virtual Edge's knowledge, any other person or entity is in breach in any material respect of, or in default in any material respect under, any material contract, agreement, arrangement, commitment or plan to which Virtual Edge is a party, and no event or action has occurred, is pending or is threatened, which, after the giving of notice, passage of time or otherwise, would constitute or result in such a material breach or material default by Virtual Edge or, to the knowledge of Virtual Edge, any other person or entity. Virtual Edge has not received any notice of default under any contract, agreement, arrangement, commitment or plan to which it is a party, which default has not been cured to the satisfaction of, or duly waived by, the party claiming such default on or before the date hereof.

     3.8  Personal Property.  Except as set forth in Schedule 3.8, Virtual Edge
          -----------------                          ------------
has good and marketable title to all of its tangible personal property and assets, including, without limitation, all of the assets reflected in the Virtual Edge Financial Statements that have not been disposed of in the ordinary course of business since March 31, 2000, free and clear of all Liens or mortgages, except for any Lien for current taxes not yet due and payable and such restrictions, if any, on the disposition of securities as may be imposed by federal or applicable state securities laws.

     3.9  Real Property.
          -------------

          (a) Schedule 3.9 sets forth a true and complete list of all real
              ------------
property owned by, or leased or subleased by or to, Virtual Edge.

          (b) Except as set forth in Schedule 3.9, each lease to which Virtual
                                     ------------
Edge is a party is valid, binding and in full force and effect with respect to Virtual Edge and, to the knowledge of Virtual Edge, all other parties thereto; no notice of default or termination under any such lease is outstanding.

     3.10  Compliance with Law.  Except as set forth in Schedule 3.10, Virtual
           -------------------                          -------------
Edge is not conducting its respective business or affairs in material violation of any applicable law, ordinance, rule, regulation, court or administrative order, decree or process, or any requirement of insurance carriers. Virtual Edge has not received any notice of violation or claimed violation of any such law, ordinance, rule, regulation, order, decree, process or requirement.

     3.11  Permits and Licenses.  Except as set forth in Schedule 3.11, Virtual
           --------------------                          -------------
Edge has all certificates of occupancy, rights, permits, certificates, licenses, franchises, approvals and other authorizations as are reasonably necessary to conduct its respective business and to own, lease, use, operate and occupy its assets, at the places and in the manner now conducted and operated, except those the absence of which would not materially adversely affect its respective business. Except as set forth in Schedule 3.11, as of the date hereof, Virtual
                                  -------------
Edge has not received any written or oral notice or claim pertaining to the failure to obtain any material permit, certificate, license, approval or other authorization required by any federal, state or local agency or other regulatory body, the failure of which to obtain Materially Adversely Effect Virtual Edge's business taken as a whole.

     3.12  Ordinary Course.  Except as set forth in Schedule 3.12, since March
           ---------------                          -------------
31, 2000 Virtual Edge has conducted its business, maintained its real property and equipment and kept its books of account, records and files, substantially in the same manner as previously conducted, maintained or kept and solely in the ordinary course.

     3.13  No Adverse Changes.  Except as set forth in Schedule 3.13, since
           ------------------                          -------------
March 31, 2000 there has not been (a) any material adverse change in the business, prospects, the financial or other condition, or the respective assets or liabilities of Virtual Edge as reflected in the Virtual Edge Financial Statements, (b) any material loss sustained by Virtual Edge, including, but not limited to any loss on account of theft, fire, flood, explosion, accident or other calamity, whether or not insured, which has materially and adversely interfered, or may have a Material Adverse Effect on Virtual Edge's business taken as a whole, or (c) any event, condition or state of facts, including, without limitation, the enactment, adoption or promulgation of any law, rule or regulation, the occurrence of which materially and adversely does or would affect the results of operations or the business or financial condition of Virtual Edge.

     3.14  Litigation.  (a) Except as set forth in Schedule 3.14, there is no
           ----------                              -------------
claim, dispute, action, suit, proceeding or investigation pending or, to the knowledge of Virtual Edge, threatened, against or affecting the business of Virtual Edge, or challenging the validity or propriety of the transactions contemplated by this Agreement, at law or in equity or admiralty or before any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, nor to the knowledge of Virtual Edge, has any such claim, dispute, action, suit, proceeding or investigation been pending or threatened, during the 12-month period preceding the date hereof; (b) there is no outstanding judgment, order, writ, ruling, injunction, stipulation or decree of any court, arbitrator or federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, against or materially affecting the business of Virtual Edge; and (c) Virtual Edge has not received any written or verbal inquiry from any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality concerning the possible violation of any law, rule or regulation or any matter disclosed in respect of its business.

     3.15  Insurance.  Virtual Edge maintains insurance against all risks
           ---------
customarily insured against by companies in its industry. All such policies are in full force and effect, and Virtual Edge has not received any notice from any insurance company suspending, revoking, modifying or canceling (or threatening such action) any insurance policy issued to Virtual Edge.

     3.16  Certificate of Incorporation and Bylaws; Minute Books.  The copies of
           -----------------------------------------------------
the Certificate of Incorporation and Bylaws (or similar governing documents) of Virtual Edge, and all amendments to each are true, correct and complete. The minute book of Virtual Edge contains true and complete records of all meetings and consents in lieu of meetings of their respective Board of Directors (and any committees thereof), or similar governing bodies, since the time of their respective organization. The stock book of Virtual Edge is true, correct and complete.

     3.17  Patents; Trademarks and Intellectual Property Rights.  Virtual Edge
           ----------------------------------------------------
owns or possesses sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, internet web site(s) proprietary rights and processes necessary for its business as now conducted without any conflict with or infringement of the rights of others. There are no outstanding options, licenses or agreements of any kind relating to the foregoing, and Virtual Edge is not bound by, or a party to, any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person or entity.

     3.18  Brokers.  All negotiations relative to this Agreement and the
           -------
transactions contemplated hereby have been carried out by Virtual Edge directly with the Sellers without the intervention of any Person on behalf of Virtual Edge in such a manner as to give rise to any valid claim by any Person against any Seller for a finder's fee, brokerage commission or similar payment.

     3.19  Purchase for Investment.
           -----------------------

          (a) Such Seller is acquiring the Company Shares for investment for such Seller's own account and not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and such Seller has no present intention of selling, granting any participation in, or otherwise distributing the same. Such Seller further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Company Shares.

          (b) Such Seller understands that the Company Shares are not registered under the Act on the ground that the sale and the issuance of securities hereunder is exempt from registration under the Securities Act pursuant to
Section 4(2) thereof, and that the Company's reliance on such exemption is predicated on such Seller's representations set forth herein. Such Seller is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act.

     3.20  Investment Experience.  Such Seller acknowledges that it can bear the
           ---------------------
economic risk of its investment, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Company Shares.

     3.21  Information.  The Sellers have carefully reviewed such information,
           -----------
as each Seller deemed necessary to evaluate an investment in the Company Shares. To the full satisfaction of each Seller, it has been furnished all materials that it has requested relating to the Company and the issuance of the Company Shares hereunder, and each Seller has been afforded the opportunity to ask questions of representatives of the Company to obtain any information necessary to verify the accuracy of any representations or information made or given to the Sellers. Notwithstanding the foregoing, nothing herein shall derogate from or otherwise modify the representations and warranties of the Company set forth in this Agreement, on which each of the Sellers has relied in making an exchange of the Virtual Edge Shares for the Company Shares.

     3.22  Restricted Securities.  Such Seller understands that the Company
           ---------------------
Shares may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption there from, and that in the absence of an effective registration statement covering the Company Shares or any available exemption from registration under the Securities Act, the Company Shares must be held indefinitely. Such Seller is aware that the Company Shares may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of that Rule are met. Among the conditions for use of Rule 144 may be the availability of current information to the public about the Company.

                                  ARTICLE IV

                                INDEMNIFICATION

     4.1  Indemnity of the Company and the Shareholder.  The Company and the
          --------------------------------------------
Shareholder agree to defend, indemnify and hold harmless each Seller from and against, and to reimburse each Seller with respect to, all liabilities, losses, costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements, asserted against or incurred by such Seller by reason of, arising out of, or in connection with any material breach of any representation or warranty contained in this Agreement made by the Company or the Shareholder or in any document or certificate delivered by the Company or the Shareholder pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby.

     4.2  Indemnity of the Company.  Each of the Sellers agrees to jointly and
          ------------------------
severally defend, indemnify and hold harmless the Company from and against, and to reimburse the Company with respect to, all liabilities, losses, costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements, asserted against or incurred by such Seller by reason of, arising out of, or in connection with any material breach of any representation or warranty contained in this Agreement and made by the Company or in any document or certificate delivered by the Company pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby.

     4.3  Indemnification Procedure.  A party (an "Indemnified Party") seeking
          -------------------------
indemnification shall give prompt notice to the other party (the "Indemnifying Party") of any claim for indemnification arising under this Article 4. The Indemnifying Party shall have the right to assume and to control the defense of any such claim with counsel reasonably acceptable to such Indemnified Party, at the Indemnifying Party's own cost and expense, including the cost and expense of reasonable attorneys' fees and disbursements in connection with such defense, in which event the Indemnifying Party shall not be obligated to pay the fees and disbursements of separate counsel for such in such action. In the event, however, that such Indemnified Party's legal counsel shall determine that defenses may be available to such Indemnified Party that are different from or in addition to those available to the Indemnifying Party, in that there could reasonably be expected to be a conflict of interest if such Indemnifying Party and the Indemnified Party have common counsel in any such proceeding, or if the Indemnified Party has not assumed the defense of the action or proceedings, then such Indemnifying Party may employ separate counsel to represent or defend such Indemnified Party, and the Indemnifying Party shall pay the reasonable fees and disbursements of counsel for such Indemnified Party. No settlement of any such claim or payment in connection with any such settlement shall be made without the prior consent of the Indemnifying Party which consent shall not be unreasonably withheld.

                                   ARTICLE V

                                  DELIVERIES

     5.1  Items to be delivered to Virtual Edge prior to or at Closing by the
          -------------------------------------------------------------------
Company.
-------

          (a) Articles of Incorporation and amendments thereto, Bylaws and certificate of good standing in the Company's state of incorporation;

          (b) all applicable schedules hereto;

          (c) all minutes and resolutions of board of director and shareholder meetings in possession of the Company;

          (d)  shareholder list;

          (e) all financial statements and tax returns in possession of the Company;

          (f)  copies of all SEC filings;

          (g) resolution from the Company's current directors appointing designees of Virtual Edge to the Company's Board of Directors;

          (h) letters of resignation from the Company's current officers and directors to be effective upon Closing and after the appointments described in this section;

          (i) certificates representing 23,437,500 post forward-split shares of the Company's $.001 par value common stock issued in the denominations as set forth opposite their respective names on Schedule I to this Agreement, duly
                                         ----------
authorized, validly issued, fully paid for and non-assessable;

          (j) copies of board, and if applicable, shareholder resolutions approving this transaction and authorizing the issuances of the shares hereto;

          (k) a certificate, in form reasonably acceptable to Virtual Edge, signed by an authorized officer of the Company dated the Closing Date, certifying that the representations and warranties made by the Company shall be accurate in all material respects as of the date hereof and as of the Closing Date and the terms and conditions of this Agreement to be performed and complied with by the Company on or prior to the Closing Date shall have been performed and complied with by the Company on or prior to the Closing Date;

          (l) an opinion of ____________, counsel to the Company, dated the Closing Date, in the form of Exhibit A hereto; and
                             ---------

          (m) any other document reasonably requested by Virtual Edge that it deems necessary for the consummation of this transaction.

     5.2  Items to be delivered to the Company prior to or at Closing by Virtual
          ----------------------------------------------------------------------
Edge.
----

          (a) Charter documents and certificate of good standing in Virtual Edge's jurisdiction of incorporation;

          (b) all applicable schedules hereto;

          (c) all minutes and resolutions of board of director and shareholder meetings in possession of the Virtual Edge;

          (d)  shareholder list;

          (e) resolution from Virtual Edge current directors appointing designees of Virtual Edge to the Company's Board of Directors;

          (f) certificates representing 100% of Virtual Edge's common stock as set forth opposite their respective names on Schedule I to this Agreement, duly
                                             ----------
authorized, validly issued, fully paid for and non-assessable;

          (g) copies of board, and if applicable, shareholder resolutions approving this transaction and authorizing the issuances of the shares hereto;

          (h) a certificate, in form reasonably acceptable to the Company, signed by an authorized officer of Virtual Edge dated the Closing Date, certifying that the representations and warranties made by the Virtual Edge shall be accurate in all material respects as of the date hereof and as of the Closing Date and the terms and conditions of this Agreement to be performed and complied with by Virtual Edge on or prior to the Closing Date shall have been performed and complied with by Virtual Edge on or prior to the Closing Date;

          (i) an opinion of Loeb & Loeb LLP, counsel to Virtual Edge, dated the Closing Date, in the form of Exhibit B hereto;
                             ---------

          (j) any other document reasonably requested by the Company that it deems necessary for the consummation of this transaction.

                                  ARTICLE VI

                             CONDITIONS PRECEDENT

     6.1  Conditions Precedent to Closing. The obligations of the parties under
          -------------------------------
this Agreement shall be and are subject to fulfillment, prior to or at the Closing, of each of the following conditions:

          (a) that each of the representations and warranties of the parties contained herein shall be true and correct at the time of the Closing Date as if such representations and warranties were made at such time; and

          (b) that the parties shall have performed or complied with all agreements, terms and conditions required by this Agreement to be performed or complied with by them prior to or at the time of the Closing.

     6.2  Conditions to Obligations of Sellers.  The obligations of Sellers
          ------------------------------------
shall be subject to fulfillment prior to or at the Closing, of each of the following conditions:

          (a) the Company shall have paid all of its own costs and expenses associated with this Agreement and the transactions contemplated herein;

          (b) as of the Closing, the Company shall have no assets and no liabilities whatsoever, contingent or otherwise;

          (c) the Company shall have received all of the regulatory, shareholder and other third party consents, permits, approvals and authorizations necessary to consummate the transactions contemplated by this Agreement;

          (d) the Company Common Stock shall be currently listed for trading on the OTC Bulletin Board and the Company shall have received no notice that the Company Common Stock is subject to being delisted therefrom;

          (e)  the Stock Split shall have been completed;

          (f) the Company shall have entered into a registration rights agreement with all the Sellers in the form attached as Exhibit C;
                                                                      ---------

          (g) the Company shall have filed a Form SC 14F1 with the Securities and Exchange Commission at least ten (10) days prior to the Closing; and

          (h) the Company shall have changed its name from "Patco Industries Ltd." to "China World Trade Corporation".

     6.3  Conditions to Obligations of the Company.  The obligations of the
          ----------------------------------------
Company shall be subject to fulfillment prior to or at the Closing, of each of the following conditions:

          (a) Virtual Edge and the Sellers shall have paid all of their own costs and expenses associated with this Agreement and the transactions contemplated herein;

          (b) As of the Closing, the liabilities set forth on Schedule 6.3(b) shall have been converted to equity as set forth on such schedule; and

          (c) Virtual Edge and the Sellers shall have received all of the regulatory, shareholder and other third party consents, permits, approvals and authorizations necessary to consummate the transactions contemplated by this Agreement.

                                  ARTICLE VII

                              CONDUCT OF BUSINESS

     7.1  Conduct of Business.  Between the date hereof and the Closing Date,
          -------------------
the Company and Virtual Edge shall conduct their businesses in substantially the same manner in which they have heretofore been conducted, and the Company and Virtual Edge shall not without the consent of the other parties to this Agreement dispose of their any of their assets, except in the ordinary course of business.

                                 ARTICLE VIII

                             NO PUBLIC DISCLOSURE

     8.1  No Public Disclosure.  Without the prior written consent of the
          --------------------
others, none of the Company, Virtual Edge or the Sellers will, and will each cause their respective representatives not to, make any release to the press or other public disclosure with respect to either the fact that discussions or negotiations have taken place concerning the transactions contemplated by this Agreement, the existence or contents of this Agreement or any prior correspondence relating to this transactions contemplated by this Agreement, except for such public disclosure as may be necessary, in the written opinion of outside counsel (reasonably satisfactory to the other parties) for the party proposing to make the disclosure not to be in violation of or default under any applicable law, regulation or governmental order. If either party proposes to make any disclosure based upon such an opinion, that party will deliver a copy of such opinion to the other party, together with the text of the proposed disclosure, as far in advance of its disclosure as is practicable, and will in good faith consult with and consider the suggestions of the other party concerning the nature and scope of the information it proposes to disclose.

                                  ARTICLE IX

                           CONFIDENTIAL INFORMATION

     9.1  Confidential Information.  In connection with the negotiation of this
          ------------------------
Agreement and the consummation of the transactions contemplated hereby, each party hereto will have access to data and confidential information relating to the other party. Each party hereto shall treat such data and information as confidential, preserve the confidentiality thereof and not duplicate or use such data or information, except in connection with the transactions contemplated hereby, and in the event of the termination of this Agreement for any reason whatsoever, each party hereto shall return to the other all documents, work papers and other material (including all copies thereof) obtained in connection with the transactions contemplated hereby and will use reasonable efforts, including instructing its employees who have had access to such information, to keep confidential and not to use any such data or information; provided, however, that such obligations shall not apply to any data and information (i) which at the time of disclosure, is available publicly, (ii) which, after disclosure, becomes available publicly through no fault of the receiving party,
(iii) which the receiving party knew or to which the receiving party had access prior to disclosure by the disclosing party, (iv) which is required by law, regulation or exchange rule, or in connection with legal process, to be disclosed, (v) which is disclosed by a receiving party to its attorneys or accountants, who shall respect the above restrictions, or (vi) which is obtained in connection with any Tax matters and is disclosed in connection with the filing of Tax returns or claims for refund or in conducting an audit or other proceeding.

                                   ARTICLE X

                                  TERMINATION

     10.1 Termination.  This Agreement may be terminated at any time before
          -----------
or, at Closing, by:

          (a) the mutual agreement of the parties;

          (b)  any party if:

               (i) any provision of this Agreement applicable to a party shall be materially untrue or fail to be accomplished;

               (ii) any legal proceeding shall have been instituted or shall be imminently threatening to delay, restrain or prevent the consummation of this Agreement; or

               (iii) the conditions precedents to Closing are not satisfied.

     Upon termination of this Agreement for any reason, in accordance with the terms and conditions set forth in this paragraph, each said party shall bear all costs and expenses as each party has incurred and no party shall be liable to the other.

                                  ARTICLE XI

                                 MISCELLANEOUS

     11.1 Survival of Representations, Warranties and Agreements. All
          ------------------------------------------------------
representations and warranties and statements made by a party to in this Agreement or in any document or certificate delivered pursuant hereto shall survive the Closing Date for so long as the applicable statute of limitations shall remain open. Each of the parties hereto is executing and carrying out the provisions of this agreement in reliance upon the representations, warranties and covenants and agreements contained in this agreement or at the closing of the transactions herein provided for and not upon any investigation which it might have made or any representations, warranty, agreement, promise or information, written or oral, made by the other party or any other person other than as specifically set forth herein.

     11.2 Access to Books and Records.   During the course of this
          ---------------------------
transaction through Closing, each party agrees to make available for inspection all corporate books, records and assets, and otherwise afford to each other and their respective representatives, reasonable access to all documentation and other information concerning the business, financial and legal conditions of each other for the purpose of conducting a due diligence investigation thereof. Such due diligence investigation shall be for the purpose of satisfying each party as to the business, financial and legal condition of each other for the purpose of determining the desirability of consummating the proposed transaction. The parties further agree to keep confidential and not use for their own benefit, except in accordance with this Agreement any information or documentation obtained in connection with any such investigation.

     11.3 Further Assurances.  If, at any time after the Closing, the
          ------------------
parties shall consider or be advised that any further deeds, assignments or assurances in law or that any other things are necessary, desirable or proper to complete the merger in accordance with the terms of this agreement or to vest, perfect or confirm, of record or otherwise, the title to any property or rights of the parties hereto, the parties agree that their proper officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors the parties are fully authorized to take any and all such action.

     11.4 Notice.  All communications, notices, requests, consents or
          ------
demands given or required under this Agreement shall be in writing and shall be deemed to have been duly given when delivered to, or received by prepaid registered or certified mail or recognized overnight courier addressed to, or upon receipt of a facsimile sent to, the party for whom intended, as follows, or to such other address or facsimile number as may be furnished by such party by notice in the manner provided herein:

          If to the Company:

          Patco Industries Ltd.
          333 Granite Street
          Ashland, Oregon
          Attn:  William C. Patridge

          If to the Sellers:

          At the respective addresses of the Sellers set forth
          on Schedule I hereto.
             ----------

          If to Virtual Edge:

          Virtual Edge Limited
          13 C Chinaweal Center
          414-424 Jaffa Road
          Wanchai, Hong Kong
          Attn: John Hui

          with a copy to:

          David L. Ficksman, Esq.
          Loeb & Loeb, LLP.
          1000 Wilshire Boulevard
          Los Angeles, California 90017

     11.5 Entire Agreement.  This Agreement, the Disclosure Schedules and
          ----------------
any instruments and agreements to be executed pursuant to this Agreement, sets forth the entire understanding of the parties hereto with respect to its subject matter, merges and supersedes all prior and contemporaneous understandings with respect to its subject matter and may not be waived or modified, in whole or in part, except by a writing signed by each of the parties hereto. No waiver of any provision of this Agreement in any instance shall be deemed to be a waiver of the same or any other provision in any other instance. Failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of its rights under such provision.

     11.6 Successors and Assigns.  This Agreement shall be binding upon,
          ----------------------
enforceable against and inure to the benefit of, the parties hereto and their respective heirs, administrators, executors, personal representatives, successors and assigns, and nothing herein is intended to confer any right, remedy or benefit upon any other person. This Agreement may not be assigned by any party hereto except with the prior written consent of the other parties, which consent shall not be unreasonably withheld.

     11.7 Governing Law.  This Agreement shall in all respects be governed
          -------------
by and construed in accordance with the laws of the State of California are applicable to agreements made and fully to be performed in such state, without giving effect to conflicts of law principles.

     11.8  Counterparts.  This Agreement may be executed in multiple
           ------------
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     11.9  Construction.  Headings contained in this Agreement are for
           ------------
convenience only and shall not be used in the interpretation of this Agreement. References herein to Articles, Sections and Exhibits are to the articles, sections and exhibits, respectively, of this Agreement. The Disclosure Schedules are hereby incorporated herein by reference and made a part of this Agreement. As used herein, the singular includes the plural, and the masculine, feminine and neuter gender each includes the others where the context so indicates.

     11.10 Severability.  If any provision of this Agreement is held to be
           ------------
invalid or unenforceable by a court of competent jurisdiction, this Agreement shall be interpreted and enforceable as if such provision were severed or limited, but only to the extent necessary to render such provision and this Agreement enforceable.



                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first set forth above.


PATCO INDUSTRIES LTD.

By:____________________________
   William C. Patridge
   President

                              VIRTUAL EDGE LIMITED

                              _____________________________________
                              Name:  John Hui
                              Title: President

                              Sellers:

                              ______________________________________

                              ______________________________________

                              ______________________________________

                              ______________________________________

                              ______________________________________


                              Sellers:

                              ______________________________________

                              ______________________________________

                              ______________________________________

                              ______________________________________

                              ______________________________________

                                   SCHEDULE I

                                                  Number of Virtual Edge        Number of Company
Seller's Name and Address                                 Shares                     Shares


